900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: June 18, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 26

VERIS GOLD CORP. ELECTS NINE-MEMBER BOARD

Vancouver, BC – June 18, 2013 – Veris Gold Corp. (“Veris” or the “Company”) (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) is pleased to announce that shareholders approved all resolutions brought before them at the Company’s Annual General Meeting (the “AGM”) held in Vancouver, British Columbia on June 18, 2013.

Election of Directors
Each of the nominees for director of the Company as listed in the Company's 2013 Management Information Circular (available under the Company's profile on SEDAR and on the company's website here: http://www.verisgold.com/s/2013ProxyMaterials.asp) was elected at the AGM. The results of the vote are as follows:

Proposed Director	Vote type	Voted	Voted (%)
Robert F. Baldock	For Withheld Non Votes	56,799,667 5,784,390 10,357,794	90.76 9.24
R. Llee Chapman	For Withheld Non Votes	58,943,518 3,640,539 10,357,794	94.18 5.82
Jean Edgar de Trentinian	For Withheld Non Votes	59,968,270 2,615,787 10,357,794	95.82 4.18
Graham C. Dickson	For Withheld Non Votes	58,927,215 3,656,842 10,357,794	94.16 5.84
Barry A. Goodfield	For Withheld Non Votes	60,931,064 1,652,993 10,357,794	97.36 2.64
Francois Marland	For Withheld Non Votes	59,961,667 2,622,390 10,357,794	95.18 4.19
Gerald Ruth	For Withheld Non Votes	56,382,639 6,201,418 10,357,794	90.09 9.91
Jay Schnyder	For Withheld Non Votes	60,636,312 1,947,745 10,357,794	96.89 3.11

Proposed Director	Vote type	Voted	Voted (%)
Simon Solomonidis	For Withheld Non Votes	56,440,589 6,143,468 10,357,794	90.18 9.82

Detailed voting results for all matters considered at the meeting are available on SEDAR at www.sedar.com.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

R. Llee Chapman
President

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company’s use of proceeds from the sale of Securities are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
NA Toll Free: 1-855-688-9427	NA Toll Free: 1-855-688-9427	E: wolfgang.seybold@axino.de
E: jjobin@verisgold.com	E: nicole@verisgold.com	W: axino.de
W: verisgold.com	W: verisgold.com